September 11, 2012

Mr. Stephen G. Krikorian
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-5546

Re: Verint Systems Inc.
Form 10-K for the Fiscal Year Ended January 31, 2012
Filed April 2, 2012
Form 10-Q for the Quarterly Period Ended April 30, 2012
Filed June 6, 2012
File No. 001-34807
Dear Mr. Krikorian:
This letter sets forth responses to the comments in the letter from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) to Mr. Dan Bodner, President and Chief Executive Officer of Verint Systems Inc. (“Verint”, “we”, or “our”), dated August 31, 2012, regarding Verint's Annual Report on Form 10-K for the fiscal year ended January 31, 2012 and Quarterly Report on Form 10-Q for the quarterly period ended April 30, 2012. For your convenience, we have included the Staff's comments in the body of this letter and have provided our responses thereto immediately following each comment.
Form 10-K for the Fiscal Year Ended January 31, 2012
Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 74

1.
We note that a considerable portion of your operating income is earned outside of the United States and your disclosures on page 74 indicate that you intend to reinvest such earnings indefinitely. Please tell us, and disclose in future filings, the amount of cash and cash equivalents held outside of the United States which you intend to permanently reinvest.

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Mr. Stephen G. Krikorian
Securities and Exchange Commission
Accounting Branch Chief
Division of Corporation Finance

In response to the Staff's comment, we advise you that cash and cash equivalents held by our foreign subsidiaries outside of the United States that we intend to permanently reinvest totaled $148.4 million and $133.4 million at July 31, 2012 and January 31, 2012, respectively. This disclosure has been included within the Liquidity and Capital Resources discussion in our Form 10-Q for the quarterly period ended July 31, 2012, filed with the SEC on September 5, 2012. We will continue to disclose this amount in future filings.
Form 10-Q for the Quarterly Period Ended April 30, 2012
Condensed Consolidated Statement of Stockholder's Equity, page 4

1.
We note that you are still presenting the components of other comprehensive income in the statement of stockholders' equity subsequent to the adoption of ASU 2011-05. Please confirm for us that in future filings you will present one line item representing the total other comprehensive income for each period in your statement of stockholders' equity consistent with the guidance in ASC 220-10-45-14.

We confirm to the Staff that disclosures in future filings will present total other comprehensive income (loss) as a single line item within the statement of stockholders' equity, in accordance with the guidance in ASC 220-10-45-14. We note that the condensed statement of stockholders' equity included in our Form 10-Q for the quarterly period ended July 31, 2012, filed with the SEC on September 5, 2012, conforms to this presentation.
In connection with responding to the Staff's comments, we hereby acknowledge the following:

•	We are responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * *

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Mr. Stephen G. Krikorian
Securities and Exchange Commission
Accounting Branch Chief
Division of Corporation Finance

We hope that the foregoing is responsive to your comments. If you have any questions with respect to this letter, please contact the undersigned at (631) 962-9846.

Sincerely,

/s/ Douglas E. Robinson
-----------------------------------------
Douglas E. Robinson
Chief Financial Officer

cc:	Tamara Tangen, Division of Corporation Finance, SEC
Christine Davis, Division of Corporation Finance, SEC
Dan Bodner, President and Chief Executive Officer, Verint Systems Inc.
Peter Fante, Esq., Chief Legal Officer and Chief Compliance Officer, Verint Systems Inc.

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